UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)1

(Amendment No. 2 )

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts

(Title of Class of Securities)

644206104 (CUSIP Number)

April 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644206104	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 173,300 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 173,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Amendment No. 2 to Schedule 13G is based on 1,183,886 depositary receipts (“Depositary Receipts”) outstanding as of March 16, 2005 and 19,989 units of Class A limited partnership interests (“Class A Units”) outstanding as of March 16, 2005, as reported by the Issuer (as defined below) in its Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 31, 2005 (the “Form 10-K”). For purposes of calculating percentage ownership in this Amendment No. 2 to Schedule 13G, all Depositary Receipts have been treated on an as-converted basis, where, according to the Form 10-K, each Class A Unit is exchangeable for 10 Depositary Receipts. This Amendment No. 2 to Schedule 13G is being filed in part to correct errors in the percentage ownership calculations in Amendment No. 1 to Schedule 13G filed on February 14, 2005 and the Schedule 13G filed on December 13, 2004; it was subsequently determined that those calculations were made based on the total number of limited partnership interests outstanding rather than on the as-converted Depositary Receipts and Class A Units outstanding.

CUSIP No. 644206104	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Special Situations Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 86,200 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 86,200

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 644206104	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 173,300 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 173,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 173,300 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 173,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13G	Page 6 of 10 Pages

Item 1	(a).	Name of Issuer: The name of the issuer is New England Realty Associates Limited Partnership (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive office is located at 39 Brighton Avenue, Allston, Massachusetts 02134.

Item 2	(a).	Name of Person Filing:

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Item 2	(c).

Citizenship:

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(Delaware limited liability company)

Mercury Special Situations Fund LP

100 Field Point Road

Greenwich, CT 06830

(Delaware limited partnership)

David R. Jarvis

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(United States citizen)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(United States citizen)

Item 2	(d).	Title of Class of Securities: Depositary Receipts

Item 2	(e).	CUSIP Number: 644206104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	Investment adviser in accordance with Rule 13d01(b)(1)(ii)(E).

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d01(b)(1)(ii)(F).

	(g)	☐	Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 644206104	13G	Page 7 of 10 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 173,300 Depositary Receipts

	(b)	Percent of class: 12.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: —0—

		(ii)	Shared power to vote or to direct the vote: 173,300

		(iii)	Sole power to dispose or to direct the disposition of: —0—

		(iv)	Shared power to dispose or to direct the disposition of: 173,300

For Mercury Special Situations Fund LP:

	(a)	Amount beneficially owned: 86,200 Depositary Receipts

	(b)	Percent of class: 6.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: —0—

		(ii)	Shared power to vote or to direct the vote: 86,200

		(iii)	Sole power to dispose or to direct the disposition of: —0—

		(iv)	Shared power to dispose or to direct the disposition of: 86,200

Depositary Receipts reported herein as beneficially owned by Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean represent Depositary Receipts held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd and certain other private investment funds of which Mercury Real Estate Advisors LLC is the investment adviser. Messrs. Jarvis and MacLean are the managing members of Mercury Real Estate Advisors LLC.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 644206104	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2005
Date

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC, its General Partner

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

David R. Jarvis, Individually
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Individually
Name/Title

CUSIP No. 644206104	13G	Page 9 of 10 Pages

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of May 4, 2005, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the “Reporting Persons”).

Each of the Reporting Persons may be required to file with the Securities and Exchange Commission a statement on Schedule 13G with respect to depositary receipts of New England Realty Associates LP beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of them, and hereby further agree to file this Amended and Restated Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Amended and Restated Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

[end of text]

CUSIP No. 644206104	13G	Page 10 of 10 Pages

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC, its General Partner

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

David R. Jarvis, Individually
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Individually
Name/Title